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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 3)*


                            GENERAL AUTOMATION INC.
-------------------------------------------------------------------------------
                                (Name of Issuer)


                                  COMMON STOCK
-------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  369-032-107
-------------------------------------------------------------------------------
                                 (CUSIP Number)


             MR. RICHARD H. PICKUP, c/o WEDBUSH MORGAN SECURITIES
  610 NEWPORT CENTER DRIVE, SUITE 1300, NEWPORT BEACH, CA 92660 (714) 759-1311
-------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                               November 22, 1997
-------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

---------------------                                          -----------------
CUSIP NO. 369-032-107                                          PAGE 2 OF 6 PAGES
---------------------                                          -----------------

--------------------------------------------------------------------------------
  1    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Richard H. Pickup -- ###-##-####
       Dito Devcar Corporation, a Nevada corporation -- 95-317396
       Pickup Family Trust -- 33-6123575
--------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)  [ ]
                                                                        (b)  [X]
--------------------------------------------------------------------------------
  3    SEC USE ONLY

--------------------------------------------------------------------------------
  4    SOURCE OF FUNDS*

       PF
--------------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) OR 2(e)                                        [ ]

--------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       Dito Devcar Corp. and Pickup Family Trust are a corporation and trust, respectively, formed under and pursuant to the laws of the State of Nevada; Richard H. Pickup is an individual maintaining residence in the State of California and is a citizen of the USA.
--------------------------------------------------------------------------------
                 7   SOLE VOTING POWER

                     Richard H. Pickup   --    93,900
                     Pickup Family Trust --   100,000
                     Dito Devcar Corp.   -- 1,100,000
  Number of          -----------------------------------------------------------
    Shares       8   SHARED VOTING POWER
 Beneficially
   Owned By          None
     Each            -----------------------------------------------------------
  Reporting      9   SOLE DISPOSITIVE POWER
    Person
     With            Richard H. Pickup   --    93,900
                     Pickup Family Trust --   100,000
                     Dito Devcar Corp.   -- 1,100,000
                     -----------------------------------------------------------
                10   SHARED DISPOSITIVE POWER

                     None
--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        Richard H. Pickup   --    93,900
        Pickup Family Trust --   100,000
        Dito Devcar Corp.   -- 1,100,000          Combined Total -- 2,293,900
--------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
        EXCLUDES CERTAIN SHARES*                                             [ ]

--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        Richard H. Pickup   --  1.29%
        Pickup Family Trust --  1.38%
        Dito Devcar Corp.   -- 15.13%             Combined Total -- 17.80%
--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON*

        Richard H. Pickup   -- IN
        Pickup Family Trust -- CO
        Dito Devcar Corp.   -- CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

                        AMENDMENT NO. 3 TO SCHEDULE 13D

ITEM 1. SECURITY AND ISSUER
---------------------------

        This statement is Amendment No. 3 to Schedule 13D dated February 14, 1995 ("Schedule 13D") relating to shares of $.10 par value common stock ("Shares") of General Automation, Inc. ("GA"), a Delaware corporation, whose principal executive offices are located at 17731 Mitchell North, Irvine, California 92714. Shares of GA are traded on the NASDAQ over the counter market.

ITEM 2. IDENTITY AND BACKGROUND
-------------------------------

        This Amendment No. 3 to Schedule 13D is filed by an individual, Mr. Richard H. Pickup, by a corporation, Dito Devcar Corporation, and by a trust, identified as the Pickup Family Trust. Each of said entities have been identified in the original Schedule 13D and Amendment Nos. 1 and 2 heretofore filed. This Amendment No. 3 is to disclose additional acquisition of Shares by Dito Devcar Corporation (herein designated as the "Corporation"), which included acquisition of a substantial number of Shares in late November of this year. No Shares of GA have been acquired by Mr. Pickup or the Trust, and all Shares acquired subsequent to the acquisitions previously reported in the
Schedule 13D and subsequent Amendments thereto were acquired by the Corporation. No Shares of GA have been disposed of by any of the reporting persons subsequent to the previous Amendment to Schedule 13D. Those Shares of GA acquired subsequent to Amendment No. 2 by the Corporation are as disclosed in Item 5 hereinbelow.

        Mr. Pickup, the Corporation and the Trust have each been previously identified in Schedule 13D and the Amendments thereto, and their addresses and identities are disclosed therein.

        Over the past five years, none of the filing persons have been (1) convicted in a criminal proceeding, or (2) been a party to a civil proceeding of a judicial or administrative body which resulted in a judgment, decree or final order enjoining future violations of or prohibitions or mandating activities subject to federal or state securities laws or finding any violations with respect to such laws. Further, none of the officers or directors of the Corporation nor the Trustee of the Trust have at any time been convicted in any criminal proceeding or been a party to any of those proceedings specified in subparagraph (2) hereinabove.

        Mr. Richard H. Pickup, as the controlling shareholder of the Corporation, and also as the Trustee of the trust, is acknowledged as the party controlling each of the reporting entities herein, although each of the reporting entities disavows and disaffirms the formation of any "group." There exists no agreements or understandings, either in writing or orally, between any of the reporting entities concerning their holding, voting or acquisition or disposition of any Shares of GA.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
---------------------------------------------------------

        The source of all funds used in acquiring Shares by each of the filing persons represents the personal funds of Mr. Pickup (which includes funds contributed to the Trust) or represent working capital of the Corporation. No funds used by any reporting person in acquiring any of the Shares were borrowed and all Shares were acquired by purchase through licensed broker transactions in open market trades. Details of the acquisition and purchase of Shares during the past six months by any of the filing persons is as specified in Item 5 hereinbelow.

ITEM 4. PURPOSE OF TRANSACTION
------------------------------

        Each of the filing persons has purchased Shares in GA for investment purposes only and no agreement, formal or informal, written or oral, has been entered into by and between any of the filing persons concerning the formation of any group or any group action and the existence of a group is disaffirmed.

        Despite this disaffirmation of a group, the alternatives which are available to the filing persons include the entering into or reaching an agreement with one or more of the filing persons or any third persons concerning the acquisition and disposition of Shares and shall include the making of further acquisitions of Shares from one or more sellers, either through open market purchases or in privately negotiated transactions, and in disposing of all or any portion of the Shares of GA common stock held by all or any of the filing persons to one or more purchasers, either through open market or in privately negotiated transactions. None of the filing persons, including Mr. Richard H. Pickup, has any present plans in connection with any of the foregoing actions, nor any of those actions specified hereinbelow, however none of the foregoing or following actions by any of the filing persons can be ruled out in the future for either the short or long term.

        Further, none of the filing persons has any present plans or proposals which may relate to our result in:

        A. The acquisition or disposition by any person of any additional securities of the issue or the disposition of securities of the issuer.

        B. An extraordinary corporate transaction, such a merger, reorganization or liquidation involving the issuer or any of its subsidiaries.

        C. The sale or transfer of a material amount of assets of the issuer or any of its subsidiaries.

        D. A change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies upon the board.

        E. Any material change in the present capitalization or dividend policy of the issuer.

        F. Any material change in the issuer's business or corporate structure.

        G. Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person.

        H. Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association.

        I. Causing a class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

        J. Any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
--------------------------------------------

        The interest in securities held by each of the filing persons and those acquisitions of additional Shares subsequent to Amendment No. 1 is as follows:

        A. Mr. Richard H. Pickup, an individual, is the beneficial and record holder of 93,900 Shares. Based upon GA's most recent filing with the Securities and Exchange Commission, which reported that there were 7,266,776 Shares outstanding (with said number of Shares being assumed as the outstanding number of Shares in connection with the report herein by each of the filing persons), Mr. Pickup's Shares constitute approximately 1.29% of all issued and outstanding GA Shares. Mr. Pickup has acquired no additional Shares subsequent to those transactions heretofore reported on Amendment No. 2 to Schedule 13D.

        B. The Pickup Family Trust, the Trust, is the beneficial and record holder of 100,000 Shares, which Shares constitute approximately 1.38% of all issued and outstanding Shares based upon all outstanding GA Shares. The Pickup Family Trust has acquired no additional shares subsequent to filing of Amendment No. 2 to Schedule 13D.

        C. Dito Devcar Corporation, is presently the beneficial and record holder of 1,100,000 Shares. The Corporation, as reported in Amendment No. 2 of
Schedule 13D, did previously hold 400,000 Shares and did acquire subsequent to the filing of Amendment No. 2 to Schedule 13D an additional 700,000 Shares. The Corporation's Shares constitute approximately 15.13% of all outstanding GA Shares.

        All the reporting persons currently hold a combined total of 2,293,900 Shares of GA representing 17.80% of all issued and outstanding Shares of GA based upon the 7,266,776 Shares of outstanding common stock.

        Within the past sixty (60) days, the only reporting person engaging in any transaction involving GA's securities is Dito Devcar Corporation. Said transaction involved only a purchase transaction, which was an open market brokered transaction. The transaction was as follows:

                            DITO DEVCAR CORPORATION
                                   (Buy Only)

                         Shares
         Date           Purchased          Price             Cost
       --------         ---------          -----            --------
       11/22/97          500,000           1 3/8            $687,000

       Total Shares acquired: 500,000

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
-----------------------------------------------------------------------------

        No contracts, arrangements, understandings or relationships exist with respect to securities of GA and any of the reporting persons disclosed herein or any relationships between any of the reporting persons, including Mr. Richard H. Pickup.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
----------------------------------------

        Not applicable as to the following persons. No exhibits are being filed.

                                   SIGNATURE

        After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Amendment is true, complete and correct.

Dated: December 8, 1997               DITO DEVCAR CORPORATION,
                                      a Nevada Corporation


                                      By: /s/ DAVID B. HEHN
                                          --------------------------------
                                              David B. Hehn
                                              Its: President

                                      PICKUP FAMILY TRUST, under Declaration
                                      of Trust dated January 5, 1989


                                      By: /s/ RICHARD H. PICKUP
                                          ----------------------------------
                                              Richard H. Pickup,
                                              Trustee


                                          /s/ RICHARD H. PICKUP
                                          ----------------------------------
                                              Richard H. Pickup,
                                              an individual



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